TAL Education Group

5/F, Tower B, Heying Center

Xiaoying West Street, Haidian District

Beijing 100085

People’s Republic of China

March 2, 2022

VIA EDGAR

Mr. Donald Field

Ms. Mara Ransom

Mr. Scott Stringer

Mr. Joel Parker

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TAL Education Group (the “Company”)

Form 20-F for the Fiscal Year Ended February 28, 2021

Form 6-K filed November 15, 2021

File No. 001-34900

Dear Mr. Field, Ms. Ransom, Mr. Stringer and Mr. Parker:

The Company has received the letter dated February 22, 2022 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the fiscal year ended February 28, 2021 (the “Form 20-F”) and Form 6-K filed on November 15, 2021 (the “Form 6-K”). The Company respectfully submits to the Staff to request an extension to the deadline for responding to the Comment Letter due to the additional time required to gather sufficient information and prepare thorough responses. The Company will provide its response to the Comment Letter via EDGAR as soon as possible prior to March 29, 2022.

If you have any additional questions or comments regarding the Form 20-F or Form 6-K, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (+852) 3740-4863 or julie.gao@skadden.com.

Thank you very much.

Very truly yours,

/s/ Alex Zhuangzhuang Peng
Alex Zhuangzhuang Peng
President and Chief Financial Officer

cc:	Bangxin Zhang, Director and Chief Executive Officer, TAL Education Group

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP